Contract Services Agreement

     SERVICES AGREEMENT (this "Agreement") is entered into effective as of October 4, 2001 (the "Effective Date") by and between The Gift Certificate Company, Inc. (TGCC), a wholly-owned subsidiary of NBO, Inc., a Utah corporation ("NBO"), with its principal place of business at 3676 W. California Avenue, Building D, Salt Lake City, Utah 84104, and Bayer Properties Inc. ("Operator") with an address of 2222 Arlington Ave., Birmingham, Alabama 35205. TGCC and Operator are sometimes each referred to herein as a "Party" and collectively the "Parties."

     RECITALS:

A. TGCC is in the business of developing, marketing, owning and operating distribution and processing systems for gift cards, gift certificates, gift rights, vouchers, and other instruments allowing the giving of a right to receive a credit toward the purchase of merchandise (collectively "Mall Gift Cards").

B. Operator is in the business of owning or managing regional shopping centers. The Summit Birmingham AL, and The Summit Louisville, KY

C. The Parties desire to enter into a relationship whereby TGCC shall make available to and install its Mall Gift Card distribution equipment and related network components (collectively, the "System") at the Properties as described in ADDENDUM D and to provide services associated therewith, as further described in this Agreement.

     NOW, THEREFORE: In consideration of the premises set forth above, the mutual promises, covenants, agreements and benefits set forth herein below, for other good and valuable consideration, and subject to the right of mall tenants at the Property to offer Mall Gift Cards for their own establishments, Parties agree as follows:

     1. RIGHTS AND OBLIGATIONS OF OPERATOR

     1.1 Distribution. Operator hereby grants to TGCC the exclusive right to offer and issue Mall Gift Cards that may be used at all participating retail establishments located at the Property. Nothing contained herein shall limit the right of the tenants of the Property to issue Gift Cards for their respective stores. Operator grants to TGCC a license to install the System at the Property, for the Term (defined below) and as further described in this Agreement. During the Term, TGCC shall also have the exclusive right to issue the Mall Gift Cards through the Internet, via the TGCC or Affiliated websites, retail points in the mall, and via telephone to individual and corporate customers. TGCC acknowledges and agrees that if the TGCC system is unable for any reason whatsoever to issue Mall Gift Cards, Operator may issue Gift Certificates, and any such sales shall not violate the exclusive provisions of this Agreement. TGCC further acknowledges and agrees the Operator may continue to issue Gift Certificates from ATM locations on the Property and such sales shall not violate the exclusive provisions hereof.

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Furthermore, during the initial ninety (90) days after the System is installed and operating, it is agreed and understood that Operator will continue to have a back-up Gift Certificate program in place in the event the System does not function as the parties hereto intend. Operator agrees to only use the back up system when the TGCC system is inoperable.


     1.2 Utility Access and Service. Operator shall provide, or cause to be provided, in the Properties Customer Service Booth or other locations mutually agreed upon, the facilities necessary to enable TGCC to obtain and maintain for the System, the electricity, network connectivity, and telecommunication service (the "Utility Services") required for its operation, as specified in ADDENDUM A part II, attached hereto. The installation of such services, and associated on-going monthly fees, shall be at Operator's sole cost and expense. Such installation shall include coordination with TGCC. TGCC will charge Operator a monthly fee for IC Verify, or equivalent software as specified in ADDENDUM A part II, attached hereto, for the ability to access the credit card processor.

     1.3 Advertising. Operator agrees to advertise the Mall Gift Cards at the Property, and to the tenants, prospective tenants, individual, and corporate customers of the Property in such manner as Operator deems appropriate at Operator's sole cost and expense.

     1.4 Maintenance and Training. Operator shall provide, at no cost to TGCC, the personnel necessary to (i) periodically monitor the inventory of Mall Gift Card stock, (ii) restock and secure the stock as needed and (iii) notify TGCC or its designated agent of any malfunction with, or damage to the System or any component thereof within twenty-four (24) hours of operator being notified of the problem. In addition, Operators personnel shall cooperate with TGCC in performing TGCC's periodic maintenance and diagnostic procedures on the System's hardware and/or software components ("Components") to determine if and when any periodic or preventative maintenance is needed or if a TGCC designated service organization should be called. TGCC shall provide, or cause to be provided, all necessary maintenance and repair, typically within twenty-four (24) hours of Operator's request therefore. Operator agrees to make personnel available at the Property to assist users of the System in purchasing Mall Gift Cards at the customer service counter. TGCC shall provide training to appropriate Operator personnel.

     1.5 Financial Responsibility. Operator accepts full financial responsibility for the collection of all funds associated with the issuance of Mall Gift Cards sold at all locations within the Property. At the conclusion of each business day, Operator shall assure that the amount necessary to completely cover all Mall Gift Cards sold for such business day are deposited in the Depository Account as defined in section 3.1, whether by cash or credit/debit card funds, and shall assure the amounts deposited correspond to the value of the Mall Gift Cards issued for such day. In the event that TGCC determines that there is a shortage, it shall provide immediate notification thereof to Operators designee. In the event of a shortage, whether discovered by Operator or TGCC, Operator shall deposit sufficient funds to cover the shortage into the Depository Account within five (5) business days following the discovery of the shortage. This financial responsibility also includes the obligation to promptly reimburse the Depository Account for any credit card charge-backs and returned checks and associated fees.

     1.6 Credit/Debit Card Fees. Operator agrees to reimburse TGCC for all credit and debit card fees associated with Operator approved credit and debit cards for the issuance of Mall Gift Cards. Reimbursement of fees will apply

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to Mall Gift Cards issued at the Property, via the Internet, telephone, or any other channel. TGCC shall bill such credit and debit card fees to Operator based on actual rates charged to TGCC by the credit card companies. Said billing statements shall be sent directly to the Operators management office unless otherwise directed by the Operator. Operator shall reimburse the fees to TGCC within fifteen (15) days of receiving monthly billing statements. Current approximate rates and accepted credit cards are listed in ADDENDUM B. TGCC will invoice Operator for all fees related to charge back expenses, duplicate reports, research, special processing fees, etc. as billed to TGCC by the credit card companies. An additional 1% per month interest charge will be assessed on all billed amounts not paid within 30 days after due date, both before and after judgment and continuing each month until paid, in the event of default, the Operator agrees to pay all reasonable costs of collection and attorney fees.

     1.7 Software Licensing Fee. TGCC shall provide proprietary software for all Components in the System, including maintenance and upgrades, at a charge to the Operator as specified in ADDENDUM A of this agreement.

     1.8 Administrative Fee and Expiration. NBO will charge a non-use fee on Mall Gift Cards that retain a balance after a specified period of time from date of purchase and continue to assess a fee until the Mall Gift Cards have expired, fee will continue if card is reissued (unless otherwise prohibited by law) or have a zero account balance. These fees and terms are specified in ADDENDUM A and will be deducted from the balance of the Mall Gift Card in accordance with the Terms and Conditions provided with the Mall Gift Card at time of purchase.

     1.9 Initial load and Activation Fee. Operator agrees to reimburse TGCC for the Initial Load and Activation fee (one time charge) and Account on File Fee (charged monthly on all active cards) required for its operation, as specified in ADDENDUM A.

     1.10 Mall Set-Up Fees. Operator agrees to pay a one-time fee, as specified in ADDENDUM A, per mall for the mall setup, creation of mall data, and retail merchant inclusion tables.

     1.11 Mall Gift Cards and Packaging. TGCC shall provide Mall Gift Cards and packaging at a cost to Operator and Operator agrees to pay for these costs. Operator shall pay total costs of the Mall Gift Cards and Packaging in advance for the initial start up program. On subsequent orders Operator shall pay to TGCC 50% of costs in advance with the remaining 50% due with in thirty
(30) days after delivery. Mall Gift Cards and packaging specifications and the associated costs are specified in ADDENDUM A of this Agreement.

     1.12 Relocation. Operator shall have the right at any time during the Term to relocate the Components to another mutually agreeable location at the Property upon giving TGCC at least thirty (30) days advance written notice of its intention to so relocate. In that event, Operator shall at its expense bring the necessary utilities to the relocated Components. TGCC shall provide the technical expertise, via telephone, to assure that the Components are

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functioning properly following the relocation. If it becomes necessary for the Operator to require TGCC or a TGCC representative to physically assist in this relocation process, Operator agrees to cover all related reasonable expenses, which must be mutually agreed upon in writing prior to any work or services being performed.

     1.13 Internet Connection. When the Property has established a working website, Operator and TGCC shall cooperate in designing and implementing a so-called "HTML Frame" which shall allow visitors to Operator's website the ability to purchase Mall Gift Cards via the Internet. Operator shall provide TGCC with names of Operator's website administrators in order to complete all programming requirements. Operator shall pay for all programming costs to establish and maintain the "HTML Frame" in Operator's websites and TGCC shall pay for programming costs required for TGCC to gain access to and interact with Operator's websites as set forth in ADDENDUM A part II. TGCC shall provide accounting of all Operator Mall Gift Cards sold on the Internet from either site as set forth in Paragraph 3.10.

     1.14 Bank Processing. Any additional fees or charges related to the bank processing of the Mall Gift Cards that are dependent on the type of instrument being used are defined in ADDENDUM B.

          1.15 Co-Branding Supplemental Agreement. Operator will be required to sign a Co-Branding Agreement with Card Issuer. This agreement is to protect and preserve the Card Issuer brand. This agreement is included in ADDENDUM C

     2. RIGHTS AND OBLIGATIONS OF TGCC

     2.1 The System. TGCC shall install the System at the Property to operate and process gift cards, (collectively "Mall Gift Cards"). TGCC shall cause the Components to be fully activated and operational by November 1, 2001 and no later than November 15, 2001. Operator agrees to have utility and services on site prior to installation and complete the required data collection procedures within five (5) business days of executed agreement. The current System hardware shall become the exclusive property of the Operator upon TGCC receiving the full amount specified in ADDENDUM A of this agreement which shall also include shipping and installation costs of any or all associated components of the System. Operator shall have the right to request the installation of additional Components as part of the System, and TGCC shall provide such additional Components to Operator for such periods of time as are requested by Operator, from time to time, at a cost to Operator, as specified in ADDENDUM A, per month for each additional unit rented, plus all shipping, installation, un-install and connection costs, within forty-five
(45) days following Operators written request. TGCC is and shall be the sole owner of the trade name "The Gift Certificate Company", "The Gift Card Company", and all other trade names, trademarks and copyrights used now or in the future in connection with the System. TGCC retains all rights to the System software it has developed. Software supplied with the System may not be copied, sold or used except as authorized by TGCC. Operator acknowledges that TGCC's hardware is designed exclusively for the Mall Gift Card software only. Operator agrees not to install additional software. TGCC hereby grants Operator a license to use the system software for the Term hereof and in the event of a default by TGCC, for a period not to exceed an additional ninety
(90) days.

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     2.2 Mall Gift Cards. A Mall Gift Card may be used by a holder to purchase merchandise or services from a participating merchant. A Mall Gift Card is an obligation of TGCC to pay to a merchant all or a portion of the purchase price of merchandise or services corresponding to some or the entire amount represented by the Mall Gift Card. The actual amount of the obligation of TGCC depends upon the amount a purchaser paid for the Mall Gift Card, less amounts previously used by a holder of the Mall Gift Card, and fees paid or payable to TGCC that have been assessed against the Mall Gift Card. Each Mall Gift Card and/or the Terms and Conditions given to the purchaser of the Mall Gift Card, at the time of purchase of the Mall Gift Card, shall contain some or all of the following language, which is incorporated into this contract by reference:

     The Terms and Conditions are a contract between the holder, TGCC, the issuing Bank and the Mall Management. When presented to a participating merchant for the purchase of merchandise and/or services, TGCC has the obligation to pay the merchant all or part of the purchase price to the extent of the remaining value of the Mall Gift Card. The remaining value is equal to the purchase price of the Mall Gift Card, less any previously used amounts, less any fees or charges deducted from the card balance by TGCC as detailed in the Terms and Conditions accompanying the card at time of purchase.

     The following language shall be prominently included on the Mall Gift
Card
      Mall Gift Card is not redeemable for cash
      Subject to Expiration as specified on Mall Gift Card or Terms and Conditions.

     The Operator shall have no obligation under the Mall Gift Card program to make any payments to merchants and shall have no obligation to purchasers or holders of the Mall Gift Cards.

     2.3 Competing Installations. TGCC has the right to enter into agreements the same as or similar to this Agreement with other persons or entities who may own or manage competing retail establishments or malls in the geographic vicinity of the Property, and to install its distribution Systems in such establishments or malls and offer Mall Gift Cards thereat.

     2.4 Advertising. TGCC has the right to engage in an ongoing program of advertising and promoting the services which it offers, including any components of the System that may be installed at competing retail establishments or malls located in the geographic vicinity of the Property. TGCC shall use the name and or likeness of the Property in all of its advertising and promotion. Further, TGCC shall have the right to solicit advertising to be printed on the Mall Gift Cards or packaging. All such advertising shall be subject to Operators approval, which Operator may withhold in its sole discretion.

     2.5 Maintenance and Training. During the Term of this Agreement, TGCC shall maintain or cause to be maintained, and make all necessary repairs or cause such repairs to be made to the System, including work on all hardware and software associated with the Components to the extent damage is not due to negligence or willfulness by the Operator. If negligence if caused by Operator, TGCC shall be reimbursed within 15 days from Operator. TGCC shall provide an instructional manual for the Components, at no additional cost to

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the Operator. TGCC shall provide training to personnel designated by Operator in the operation of the System, including, but not limited to, the method of financial reconciliation contemplated by Paragraph 1.5 of this Agreement.
TGCC shall also conduct training sessions via telephone, as requested by Operator, for representatives of the Property.

     2.6 Consumer Convenience Fees. TGCC or the Operator may charge Convenience Fees for the Mall Gift Cards in amounts determined by and between the parties and each party's participation in such fees if charged, will be as specified in ADDENDUM A of this agreement.

     2.7 Mall Gift Card Payments. The Mall Gift Cards shall be in form and of materials specified by TGCC and associated processing partners. At the time of purchase, the Mall Gift Card shall represent a contract for a specific amount purchased by the consumer. These Mall Gift Cards may be used in whole or in part, from time to time, for purchasing merchandise, up to the amount of the purchase price, less prior usage amounts and prior fees charged. TGCC guarantees payment to the retail establishment as long as said establishment follows the TGCC Mall Gift Card procedures. Such procedures shall be mutually agreed upon by the parties hereto except as governed by processing and/or Card Issuer regulations. Other media may be used from time to time as specified by TGCC with consent from Operator. Such consent may be revoked from time to time.

     2.8 Management of Depository and Related Accounts. Certain depository and other accounts shall be established by TGCC, Operator, and related third parties, as directed by TGCC. See Section 3.1 thru 3.6 for account details.

     2.9 Financial Responsibility. TGCC will be financially responsible for the collection of credit card funds associated with the issuance of Mall Gift Cards over the Internet or through the toll-free numbers at TGCC as established by TGCC. At the conclusion of each business day, TGCC shall assure that the amounts collected for such business day are deposited in the Depository Account, (whether by credit/debit card, cash or check) corresponding to the value of such Mall Gift Cards issued for such day. In the event of a shortage, whether discovered by Operator or TGCC, TGCC shall cause the Depository Account to have sufficient funds to cover the daily shortage against the outstanding Mall Gift Cards within fifteen (15) days following the discovery of the shortage.

     2.10 Unused Mall Gift Cards. TGCC shall be responsible for and shall cause compliance with all applicable local abandoned property or escheat laws. Any balance of unused Mall Gift Cards remaining after compliance with all applicable laws shall be shared equally between Operator and TGCC. TGCC shall be entitled to receive excess amounts of the revenues received from the purchasers of Mall Gift Cards as fees for its services in providing the Mall Gift Cards. Excess amounts consist of those amounts in excess of amounts determined to be necessary for TGCC to fulfill its obligations to purchasers of Mall Gift Cards and the merchants that accept the Mall Gift Cards and its obligations, if any, under applicable state laws, such as the escheat laws. TGCC shall rely upon the advice of a national accounting and/or professional services firm in determining such excess amounts from time to time.

     2.11 Insurance; Indemnity. TGCC shall indemnify Operator and save it harmless for, from and against any and all claims, actions, damages, liabilities and expenses (including attorneys' and other professional fees) arising out of, in connection with, or relating to this Agreement or the products and services to be provided hereunder, except to the extent that such claim, action, damage, liability or expense is caused by the gross negligence or willful misconduct of Operator or suffered by Operator in connection with: (i) loss of life, personal injury and/or damage to property or the environment suffered by third parties arising from or out of the occupancy or use by TGCC of the Property or any part thereof, occasioned wholly or in part by any act or omission of TGCC, its agents, contractors, invitees or employees and (ii) the misappropriation or other loss of any funds held in any of the accounts to the extent such misappropriation or other loss was occasioned by any act or omission of TGCC, its agents, contractors or employees. This indemnity shall survive any termination of this Agreement with respect to any incident occurring during the Term. At all times on and after the date of this Agreement, TGCC shall carry and maintain, at its expense, a (i) commercial general liability insurance policy, including insurance against assumed or contractual liability under this Agreement to afford protection with respect to personal injury, death or property damage of not less than One Million Dollars ($1,000,000) per Occurrence combined single limit and Two Million Dollars ($2,000,000) general aggregate; (ii) all-risks property and casualty insurance policy, including theft, written at replacement cost value and with replacement cost endorsement, covering all personal property of TGCC located at the Property, including without limitation, all elements of the System, including the Components, (iii) if and to the extent required by law, worker's compensation insurance policy, or similar insurance in form and amounts required by law. TGCC shall continue in force its Chubb Executive Protection Policy of insurance, or a similar policy issued by another with a Best rating equal to Chubb's rating. Such Policy shall contain coverage for employee theft, premises, transit, and depositor's forgery with respect to money and securities with a limit of not less than Five Million Dollars ($5,000,000.00) per occurrence with no aggregate limit. Commercial general liability and all risks property and casualty insurance policies evidencing such insurance shall, with respect to commercial general liability policies, name Operator and/or its designee(s) as additional insured, and shall be primary and non-contributory. The commercial general liability policy, all risks property and casualty insurance policy and the Chubb Executive Protection Policy (or similar) shall each contain a provision by which the insurer agrees that such policy shall not be canceled, materially changed or not renewed without at least thirty (30) days' advance notice to Operator by certified mail, return receipt requested. A copy of such policies, or certificates thereof, shall be deposited with Operator by TGCC within 30 days of the date of this agreement being signed. Neither Operator nor TGCC shall be liable to the other Party or to any insurance company (by way of subrogation or otherwise) insuring the other party for any loss or damage to any building, structure or other tangible property or any resulting loss of income or losses under worker's compensation laws even though such loss or damage might have been occasioned by the negligence of such other Party, its agents or employees. The provisions of this paragraph shall not limit the indemnification for liability to third parties contained in the preceding paragraph.

     2.12 Reporting. Within twenty (20) days of the end of each month, TGCC shall provide Operator with a report showing the volume of Mall Gift Cards issued during the preceding month and report showing gross advertising revenue and costs if any. The Mall Gift Card report shall indicate the entire

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volume of Mall Gift Cards issued, and shall have a summary of which were issued via the Components, TGCC website or Operator website, by phone or otherwise, for cash, credit card, debit card, check, or otherwise. The reports shall be signed by an authorized officer or agent of TGCC. Additional reports may be available for a fee to be negotiated.

     2.13 Mall Gift Card Stock and Processing. TGCC shall be responsible for providing to Operator, at Operators expense, as specified in ADDENDUM A, all gift card stock necessary to generate the Mall Gift Cards. TGCC has the right to request payment for this service prior to the ordering of materials. Operator will bear all financial costs associated with any changes or modifications to the Mall Gift Card or Packaging that occur throughout the term of this agreement; provided that TGC shall have given not less than thirty (30) days prior written notice of such change to Operator.

     2.14 Laws Compliance. TGCC shall comply with all federal, state, regional, county, municipal and other governmental statutes, laws, rules, orders, regulations and ordinances applicable to the Mall Gift Card Program, including, but not limited to, applicable escheat statutes.

     2.15 Billing. TGCC agrees that all bills to be issued by it to Operator shall be issued to Operator's address as shown in the first sentence of this Agreement, or as otherwise mutually agreed.

     3. ESTABLISHMENT OF ACCOUNTS AND USE OF FUNDS

     3.1 Depository Account. TGCC shall establish a joint bank account with the Operator (the "Depository Account") at a bank at or near the Property ("Local Bank") for the deposit of all receipts, whether cash, check, proceeds of credit card or debit card transactions, or other receipts from the sale of Mall Gift Cards. The funds deposited into the Depository Account shall be used for refunds on credit card sales, charge backs on credit card sales, checks returned by the bank, charges imposed by the Local Bank in connection with the Depository Account, merchant charges associated with the credit card sales, and transfers to the Proceeds Account. TGCC shall transfer amounts deposited to the Depository Account (except for established reserves to cover other items to be disbursed from the Depository Account) to the Proceeds Account on a regular basis. Operator shall reimburse TGCC, within fifteen
(15) days of billing, all bank charges imposed on the Depository Account.

     3.2 Proceeds Account. TGCC shall establish a commercial account ("Proceeds Account") at a major bank for aggregation of funds from the Depository Accounts. In addition to the amounts transferred from the Depository Account described in subsection 3.1 above; TGCC shall deposit the proceeds of all sales of Mall Gift Cards not originating at the Property (such as, but not limited to, Internet sales and corporate sales), plus transfers from the Investment Account, described in subsection 3.5 below, into the Proceeds Account. TGCC shall establish an interest bearing account (the "Sweep Account') associated with the Proceeds Account. The Proceeds Account shall be a zero balance account and all surplus amounts deposited in that account shall be automatically transferred to and from the Sweep Account.

     3.3 Debits to the Proceeds Account. TGCC may only apply debits to the Proceeds Account for the following purposes: (i) transferring funds to the Investment Account described in section 3.5 below; (ii) the charges imposed by the bank in connection with the Proceeds Account; (iii) merchant or credit card charges associated with credit card sales, credit card refunds, charge-backs, and returned check charges; (iv) transfers to the Depository Accounts described in section 3.1 above; (v) transfers to the Distribution Account described in section 3.4 below; (vi) transfers to the Sweep Account; and (vi) transfers to the Settlement Account described in subsection 3.6 below in sufficient amounts to cover the disbursements contemplated from that account. TGCC may charge debits to the Sweep Account only for charges imposed by the bank in connection with the Sweep Account and transfers to the Proceeds Account and the Distribution Account described in Section 3.4.

     3.4 Distribution Account. TGCC shall establish a checking account for the distribution of funds (the "Distribution Account") at a credible bank. TGCC may transfer funds from the Distribution Account when, among other possible circumstances, (i) a refund to a purchaser of Mall Gift Cards is required to be made, (ii) administrative and service fees are payable to TGCC, (iii) funds are required to be turned over to a state under the applicable escheat laws, and (vii) transfers of funds with regard to expired Mall Gift Cards to TGCC as compensation for its services in administering the Mall Gift Card business. The Distribution Account will be linked to the Sweep Account in such a manner that the bank will cause the necessary funds to be covered automatically.

     3.5 Investment Account. TGCC may establish an investment account (the "Investment Account"), to enhance earnings on funds in reserve. Funds will be transferred by TGCC from the Proceeds Account to the Investment Account, from time to time, as TGCC deems appropriate. TGCC shall make disbursements from the Investment Account from time to time, as TGCC deems appropriate. Such disbursement may only be made to the Proceeds Account. The amounts held in the Investment Account shall be invested as directed by TGCC in Certificates of Deposit in banks, U.S. Government backed securities, corporate paper or Money Market Funds, i.e. Merrill Lynch, Fidelity, or Federated with a Standard and Poors or Moody rating of AAA or better.

     3.6 Settlement Account. TGCC shall establish a Settlement account (the "Settlement Account") at a bank designated by the program Issuing Bank, against which all Mall Gift Cards shall be paid. All amounts deposited in the Settlement Account shall be transferred from the Proceeds Account. Funds in the Settlement Account will be used exclusively for settlement of Mall Gift Card transactions.

     3.7 Transfers Among Accounts. All transfers among the accounts described in subparagraphs 3.1 through 3.6 above (other than intra-bank transfers) shall be made electronically by ACH or wire transfer. Except for funds which are the sole property of TGCC as set forth herein. All funds held in the accounts established in this Article 3 shall be held for the benefit of Operator and the merchants who are entitled to payment in connections with the use of Mall Gift Cards. Any such funds are not the property of TGCC and upon an event of Default shall be paid to the Operator or Merchants, as applicable, upon redemption.

     3.8 Fees and Interest. All fees charged by the banks associated with the accounts in 3.1 through 3.6 will be paid by TGCC, and invoiced to the Operator as appropriate. All income, interest, dividends, and other amounts earned on all of the accounts described in sections 3.1 through 3.6 above shall be the property of TGCC and will be distributed to TGCC. Operator and TGCC to split Administration fees and Expiration revenue as per ADDENDUM A
Section 1.8.

     3.9 Reports. TGCC shall cause the following reports to be transmitted monthly: summary of activity by TGCC (Report of sales, banking and credit card fees, administrative fees, payments, refunds, miscellaneous fees, escheat or other similar payments to any governmental entity, where cards are redeemed, fulfillment via the Call Center and Internet, inventory of Gift Cards at TGCC fulfillment, and any other payments to TGCC).

     4. AGREEMENT TERM AND TERMINATION

     4.1 Term. The "Term" of this Agreement shall commence as of October 4, 2001, and shall terminate on October 3, 2004, unless earlier terminated in accordance with the provisions hereof Operator has the option to terminate this Agreement after the first year provided Operator shall pay to TGCC a Termination Fee equal to 50% of the shared revenue through the Administration Fee as agreed per ADDENDUM A Section 1.8 but not to exceed $20,000.00. Said Termination Fee will be in addition to the agreed 50% shared revenue through Administration Fee accumulated through the first year. Operator has the option to terminate this Agreement after the second year. Operator shall pay to TGCC a Termination Fee equal to 50% of the shared revenue through the Administration Fee as agreed per ADDENDUM A Section 1.8 but not to exceed $20,000.00. Said Termination Fee will be in addition to the agreed 50% shared revenue through Administration Fee accumulated through the second year.

     4.2 Termination. Upon the termination of this Agreement, TGCC and Operator shall no longer issue Mall Gift Cards through the System. Unless Operator has terminated this Agreement due to an Event of Default by TGCC in accordance with Section 6, TGCC shall continue to process previously issued Mall Gift Cards until the expiration date of the last Mall Gift Card issued. In the event of termination both parties will cease distribution of Mall Gift Cards. Outstanding Mall Gift Cards will continue to clear through the system per Card Association Rules. TGCC and Operator shall destroy all unused gift card stock specific to Operator in each of their possession. In any event, TGCC continues to collect all interest, fees, and proceeds from expired Mall Gift Cards until all issued cards expire or have a zero balance.

     5. ASSIGNMENT

     5.1 Assignment by Operator. Operator may delegate, assign, transfer or encumber its rights, duties, interests or obligations under this Agreement to any subsidiary or affiliate of Operator or to any person or entity, which acquires ownership or management rights to the Property. No such transfer or assignment of this Agreement shall constitute a termination of this Agreement. In the event that the Property is acquired by a person or entity

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which is not a subsidiary or affiliate of Operator (a "Third Party''),
Operator will endeavor to provide TGCC with ninety (90) day notice to the extent possible. In any event, Operator agrees to provide TGCC with at least thirty (30) days notice of any such sale, and use its best efforts to maintain the use of the TGCC's System by new owner.

     5.2 Assignment by TGCC. TGCC may not delegate, assign, transfer or encumber its rights, duties, interests or obligations under this Agreement (each an "Assignment") except with the consent of Operator. Operator agrees that it shall not unreasonably withhold its consent to a proposed Assignment, provided the proposed transferee: (i) possesses qualifications equivalent to those of TGCC to operate the business operated by TGCC and shall have demonstrated recognized experience in successfully operating such a business, including, without limitation, experience in successfully operating a similar quality business in a first-class shopping center; (ii) shall not adversely affect the quality and type of business operation which TGCC has conducted theretofore; (iii) shall continue to operate the business in the same manner as TGCC and pursuant to all provisions of this Agreement; and (iv) assumes in writing, in a form acceptable to Operator, all of TGCC's obligations hereunder and TGCC shall provide Operator with a copy of such document. Furthermore, TGCC will not transfer its stock to a transferee who does not possess the qualities set forth in the (i)-(iv) above and in such event, Operator shall have the options to terminate this agreement.

     6. DEFAULT AND TERMINATION

     The following events shall constitute an "Event of Default":

     6.1 Bankruptcy. The adjudication of either Party as being bankrupt, insolvent or unable to pay its debts and obligations as they become due or if either Party places any of its property or assets in liquidation for the purpose of meeting claims of its creditors or a trustee or receiver is appointed. If any such adjudication is involuntary, it shall not be an Event of Default hereunder if such Party is seeking to have the adjudication dismissed and in fact causes it to be dismissed within sixty (60) days.

     6.2 Failure to Perform. The failure of either Party to perform or fulfill at the time and in the manner herein provided any duty, obligation or condition required to be performed or fulfilled by that Party hereunder; provided, however, that the non-performing Party shall have been given ten
(10) days written notice if such non-performance is the non-payment of money and thirty (30) days' prior written notice for any other non-performance, specifying the non-performance or non-fulfillment that it is charged with having committed and shall have failed to cure such non-performance or non-fulfillment within such ten (10) day or thirty (30) day period, as the case may be; provided, however, in the event of a non-monetary non-performance or non-fulfillment, which cannot reasonably be cured in thirty (30) days, there shall not be an Event of Default, hereunder if the defaulting Party shall be diligently pursuing the curing of such non-performance within thirty (30) days, and in fact completes the cure within sixty (60) days from the date of the notice. Upon the occurrence of an Event of Default, the non-defaulting Party shall have the right to terminate this Agreement upon written notice to the other Party. If this Agreement is terminated pursuant to this Paragraph, the defaulting Party nevertheless shall remain liable for all damages which may be due or sustained by the non-defaulting Party, including, but not limited to, reasonable attorneys' fees, costs and expenses incurred by the non-defaulting Party in pursuit of its remedies hereunder.

     7. MISCELLANEOUS PROVISIONS

     7.1 Applicable Law. All matters pertaining to the validity, performance, construction or effect of this Agreement, and the legal relations between the Parties, shall be governed by and construed in accordance with the laws of the State of Utah applicable to agreements made and wholly to be performed in said State without regard to principles of conflicts of law. Any disputes arising under this Agreement or the transactions contemplated hereunder shall be resolved in the state and federal courts residing in Salt Lake City, Utah.

     7.2 Entire Agreement. This Agreement constitutes the entire agreement and understanding of the Parties with respect to the subject matter hereof, and supersedes all prior agreements, arrangements and understandings related to the subject matter hereof. No representation, promise, inducement or statement of intention has been made by either of the Parties that is not embodied in this Agreement, and neither of the Parties shall be bound by or be liable for any alleged representation, promise, inducement or statement of intention that is not specifically set forth in or referred to herein.

     7.3 No Joint Venture. TGCC and Operator are independent contractors. No agency, partnership, joint venture or employee-employer relationship is intended or created by this Agreement, and neither party shall hold itself out in a manner that would indicate any such relationship exists in any matter, including but not limited to, advertising.

     7.4 Notice. Any notice or other communication required or permitted to be given hereunder shall be effective upon receipt by the intended recipient at the address indicated in the introductory paragraph above (or such other address as either Party shall provide to the other Party by one of the means set forth herein below). Receipt shall be deemed to have occurred upon the earlier of (a) the date of actual receipt by the intended Party by registered mail, (b) five (5) days after such notice is deposited in the United States mail, certified or registered, postage prepaid and properly addressed, (c) the date such notice is sent to the other Party by telecopy (with receipt confirmation), provided such notice is promptly provided to the other Party by United States mail, certified or registered, postage prepaid and properly addressed, or (d) one (1) business day after such notice is deposited with a recognized overnight courier service with instructions for overnight delivery.

     7.5 Force Majeure. Neither Party shall be responsible to the other Party for non-performance or delay in performance of any of the terms, duties, obligations or conditions contained in this Agreement due to acts of God, acts of governments, wars, riots, strikes, accidents or other causes beyond the control of the Parties. In no event shall financial inability excuse a Party's performance hereunder. In the event local laws prohibit or restrain the operation of Mall Gift Card programs so proposed by TGCC, a mall may be eliminated from the program without altering the validity of this agreement.

     7.6 Confidentiality. The Parties agree that the contents and existence of this Agreement shall be considered confidential and shall not be disclosed to any third person or entity by either Party except with the prior written approval of the other Party or upon the order of a court of competent jurisdiction.

     7.7 Severability. In the event that any provision hereof shall be deemed in violation of any applicable law, rule or regulation, or held to be invalid by any court in which this Agreement shall be interpreted, the violation or invalidity of any particular provision hereof shall not be deemed to affect any other provision hereof, but this Agreement shall be thereafter interpreted as though the particular provision so held to be in violation or invalid were not contained herein.

     7.8. Miscellaneous. The above Recitals and all Attachments Attached hereto are deemed to be incorporated herein by reference. Notwithstanding any rule or maxim of construction to the contrary, any ambiguity or uncertainty in this Agreement shall not be construed against either Party based upon authorship of any of the provisions hereof.

     In witness whereof, the parties have signed this agreement as of the date set forth above.

Operator:                     TGCC:
Bayer Properties Inc.         The Gift Certificate Company, Inc.
                              a Utah Corp.

                                 ADDENDUM A

ATTACHED TO AND FORMING A PART OF THE CONTRACT SERVICES AGREEMENT DATED _______________, 2001 BY AND BETWEEN THE GIFT CERTIFICATE COMPANY, INC. ("TGCC") AND BAYER PROPERTIES INC.("Operator").

[**]

                                 ADDENDUM B

Credit Card Fees: (Section 1.6 & 1.14)
The Operator agrees to pay all credit/debit card fees associated with the issuance of Mall Gift Cards through the CTU. TGCC agrees to pay all credit/debit card fees associated with Internet and via Telephone. The following is a list of credit cards TGCC shall currently accept and TGCC's current approximate merchant discount rates. These rates are subject to change as they vary for TGCC. The current approximate discount rates are:


          Visa/Card Issuer
                Qualified        1.75%
                Mid-qualified 2.21%
                Non-qualified 2.43%
          Debit Card Fees .25 cents per transaction.

Other Fees as charged by Credit Card Processor.
Operator will reimburse TGCC for all fees associated with charge-backs, returned checks, and special processing charges at the rates charged to TGCC on a monthly basis.

                                 ADDENDUM C
                     Co-Branding Supplemental Agreement

                                    [**]

                                 ADDENDUM D


     Property Name                 Location

    The Summit Burmingham          Highway 280 at I-459, Birmingham, Al, 35205

    The Summit Louisville          4300 Summit Plaza Drive Louisville, KY 40241




[**] ALL SECTIONS MARKED WITH TWO ASTERISKS [**] REFLECT PORTIONS WHICH HAVE BEEN REDACTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION BY NEIGHBORHOOD BOX OFFICE, INC. AS PART OF A REQUEST FOR CONFIDENTIAL TREATMENT.